KIRKLAND LAKE GOLD ANNOUNCES DETAILS OF ANNUAL GENERAL MEETING AND FIRST QUARTER 2018 CONFERENCE CALL AND WEBCAST

Toronto, Ontario – April 15, 2018, - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that the Company will hold its Annual General Meeting (the “Meeting”) of Shareholders at 10:00 am ET on Wednesday May 2, 2018 at the TSX Exchange Tower located at 130 King Street West, Toronto, Ontario, M5X 1C9. A webcast of the Meeting will be available on the Company’s website at www.klgold.com.

In addition, the Company also announced today that its full financial and operating results for the first quarter of 2018 will be issued before the market opens on Wednesday, May 2, 2018, and that the Company will then host a conference call to review the results at 10:00 am ET on Thursday, May 3, 2018. Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.klgold.com.

First Quarter 2018 Conference Call and Webcast
Date: Thursday May 3, 2018, 10:00 am ET
Conference ID: 3173939
Toll-free number: (866) 393-4306
International callers: (734) 385-2616
Webcast url: https://event.on24.com/wcc/r/1627897/4F01DB1EDE1E22E0B3091E11A1729D2A

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district-scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com